UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

PLX Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

693417107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Balch Hill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,510,170
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,510,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Balch Hill Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,510,170
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,510,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,510,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Simon J. Michael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 3,510,170
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 3,510,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,525,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Martin Colombatto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,200 (1)
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 20,200 (1)
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,200 (1)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 6,900 Shares Mr. Colombatto may be deemed to beneficially own held in trust for the benefit of his child who shares the same household.

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Michael Cornwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,836
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 13,836
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,836**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Robert R. Herb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Mark Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Dilip Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Bernard Xavier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,270
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 1,270
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,270 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D.  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,510,170 Shares owned directly by the Partnership is approximately $14,672,626, including brokerage commissions.  Such Shares were acquired with the working capital of the Partnership.

The aggregate purchase price of the 15,000 Shares owned directly by Mr. Michael is approximately $23,456, including brokerage commissions.  Such Shares were acquired with Mr. Michael’s personal funds.

The aggregate purchase price of the 13,300 Shares owned directly by Mr. Colombatto is approximately $50,042, excluding brokerage commissions.  Such Shares were acquired with Mr. Colombatto’s personal funds.  The aggregate purchase price of the 6,900 Shares held in trust for the benefit of Mr. Colombatto’s child who shares the same household is approximately $25,989, including brokerage commissions.  Such Shares were acquired with the trust’s working capital.

The aggregate purchase price of the 13,836 Shares owned directly by Mr. Cornwell is approximately $37,954, excluding brokerage commissions.  Such Shares were acquired with Mr. Cornwell’s personal funds.

The aggregate purchase price of the 1,000 Shares owned directly by Mr. Herb is approximately $3,820, excluding brokerage commissions.  Such Shares were acquired with Mr. Herb’s personal funds.

The aggregate purchase price of the 1,000 Shares owned directly by Mr. Schwartz is approximately $3,977, excluding brokerage commissions.  Such Shares were acquired with Mr. Schwartz’s personal funds.

The aggregate purchase price of the 1,270 Shares owned directly by Mr. Xavier is approximately $4,921, excluding brokerage commissions.  Such Shares were acquired with Mr. Xavier’s personal funds.

The Partnership effects purchases of securities through a margin account maintained for it with a prime broker.  The Partnership has never used, and does not intend to use, margin credit, though the Partnership’s prime broker does have the ability to extend margin credit to the Partnership.   The purchased security positions held in the Partnership’s margin accounts are occasionally used as collateral security for other positions, primarily equity and option short positions, which do require collateral.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 30, 2012, the Issuer announced that it had entered into an Agreement and Plan of Merger with Integrated Device Technology, Inc. (“IDT”) and certain of its subsidiaries, pursuant to which an IDT subsidiary will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of IDT (the “Merger”).  The Partnership is pleased the Board has determined to pursue strategic alternatives as evidenced by the proposed Merger.  The Partnership believes that consummation of the Merger is in the best interests of the Issuer’s stockholders. At the present time the Partnership has elected not to withdraw its nomination of director nominees for election to the Board at the Annual Meeting but has ceased all activities relating to the nomination of directors and will only pursue the nomination of directors in the event the Merger is not consummated in a timely manner.

CUSIP NO. 693417107

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 44,731,812 Shares outstanding as of February 29, 2012, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K/A filed with the SEC on April 27, 2012.

As of the date hereof, the Partnership beneficially owned 3,510,170 Shares, constituting approximately 7.8% of the Shares outstanding.  By virtue of their relationships with the Partnership discussed in further detail in Item 2, each of Balch Hill and Mr. Michael may be deemed to beneficially own the Shares beneficially owned by the Partnership.

As of the date hereof, Mr. Michael directly owned 15,000 Shares, constituting less than one percent of the Shares outstanding.

As of the date hereof, Mr. Colombatto directly owned 13,300 Shares and may be deemed to beneficially own an additional 6,900 Shares held in trust for the benefit of his child who shares the same household, constituting less than one percent of the Shares outstanding.

As of the date hereof, Mr. Cornwell directly owned 13,836 Shares constituting less than one percent of the Shares outstanding.

As of the date hereof, Mr. Herb directly owned 1,000 Shares, constituting less than one percent of the Shares outstanding.

As of the date hereof, Mr. Schwartz directly owned 1,000 Shares, constituting less than one percent of the Shares outstanding.

As of the date hereof, Mr. Xavier directly owned 1,270 Shares, constituting less than one percent of the Shares outstanding.

Mr. Singh does not directly own any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           Each of the Partnership, Balch Hill and Mr. Michael have shared voting and dispositive power over the Shares owned directly by the Partnership.  Mr. Michael has sole voting and dispositive power over the Shares he owns directly.  Mr. Cornwell has sole voting and dispositive power over the Shares he owns directly.  Mr. Herb has sole voting and dispositive power over the Shares he owns directly.  Mr. Xavier has sole voting and dispositive power over the Shares he owns directly.

CUSIP NO. 693417107

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 693417107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 2, 2012

Balch Hill Partners, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

Balch Hill Capital, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
Simon J. Michael
Individually and as attorney-in-fact for Martin Colombatto, Michael Cornwell, Robert R. Herb, Mark Schwartz, Dilip Singh and Bernard Xavier

CUSIP NO. 693417107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BALCH HILL PARTNERS, L.P.

(100,000)	6.5880	05/02/2012
(302,700)	6.6131	05/02/2012
(400,000)	6.6240	05/01/2012

MARTIN COLOMBATTO

2,384	3.7200	04/23/2012
100	3.7500	04/20/2012
91	3.7500	04/10/2012
700	3.7500	04/10/2012
800	3.7500	04/10/2012
515	3.7500	04/10/2012
120	3.7500	04/10/2012
100	3.7500	04/10/2012
100	3.7500	04/10/2012
80	3.7500	04/10/2012
100	3.7500	04/10/2012
100	3.7500	04/10/2012
100	3.7500	04/10/2012
100	3.7500	04/10/2012
10	3.7500	04/10/2012
100	3.7400	04/09/2012
100	3.7500	04/09/2012
100	3.7300	04/09/2012
100	3.7300	04/09/2012
79	3.7500	04/09/2012
3,400	3.7500	04/09/2012
10	3.7500	04/09/2012
4,011	3.7500	04/09/2012
37	3.7500	03/23/20121
163	3.7500	03/23/20121
900	3.7500	03/23/20121
500	3.7500	03/23/20121
700	3.7500	03/23/20121
547	3.7500	03/22/20121
100	3.7500	03/22/20121
800	3.7500	03/22/20121
100	3.7500	03/22/20121
80	3.7500	03/22/20121
80	3.7500	03/22/20121
100	3.7500	03/22/20121
100	3.7500	03/22/20121

1 Represents Shares held in trust for the benefit of Mr. Colombatto’s child who shares the same household.

CUSIP NO. 693417107

100	3.7500	03/22/20121
100	3.7500	03/22/20121
15	3.7500	03/22/20121
89	3.7400	03/22/20121
89	3.7400	03/22/20121
100	3.7400	03/22/20121
100	3.7400	03/22/20121
2,100	3.7500	03/22/20121

MARK SCHWARTZ

700	3.9760	03/26/2012
300	3.9800	03/26/2012

DILIP SINGH

(1,000)	6.6409	05/01/2012
1,000	3.8940	03/19/2012

1 Represents Shares held in trust for the benefit of Mr. Colombatto’s child who shares the same household.